China Growth Corporation
#10 Gangkouerlu Road, Jiangmen City
Guangdong Province, P.R. China 529000

February 25, 2011

VIA EDGAR
Mr. John Reynolds, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	China Growth Corporation
Form 8-K
Filed December 21, 2010
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed October 13, 2010
File No. 000-52339

Dear Mr. Reynolds:

      We are in receipt of your comment letter dated February 4, 2011 regarding the above referenced filings. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Properties page 15

1.	We note you hold the mining licenses for several bauxite and limestone mines. Please disclose the following information for each of your material properties:

•	The nature of your ownership or interest in the property.

•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.

•	Describe the process by which mineral rights are acquired at these locations and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

•
An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

•
Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

•
The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

ANSWER:	We have revised to disclose all the required information pursuant to Industry Guide 7.

2.
Please disclose the information required under paragraph (b) if Industry Guide 7 for all material properties listed under this heading.  For any properties identified that are not material, please include a statement to that effect, clarifying your intentions.  For each material property, include the following information:

•	The location and means of access to your property, including the modes of transportation utilized to and from the property.

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•	A description of any work completed on the property and its present condition.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•	A description of equipment, infrastructure, and other facilities.

•	The current state of exploration of the property.

•	The total costs incurred to date and all planned future costs.

•	The source of power and water that can be utilized at the property.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address :
www.sec.gov/about/forms/industryguides.pdf.

ANSWER:	We have revised to disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading.

3.	Please disclose your annual production as required by Regulation S-K, Instructions to Item 102, Part 3.

ANSWER:	We have revised to disclose the annual production for each of our mining properties as required by Regulation S-K, Instructions to Item 102, Part 3.

4.
Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b)(2) to Industry Guide 7.  We believe that maps and drawings having the following features would be beneficial:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale or representations of scale, such as “one inch equals one mile,” may be utilized if the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

ANSWER:	We have revised to insert such small-scale maps showing the location and access to each property, as suggested in paragraph (b)(2) to Industry Guide 7.

Expansion of Production Capability, page 35

5.
We note you state you will increase production over the next three years in this section of your filing.  Please tell us how you have made the determination that your raw material supply will support an increase in production.

ANSWER:
We have revised to disclose the amount of raw materials to be consumed over the next three years in order to achieve the proposed expansion and the current bauxite and limestone reserves in our mining properties. By comparing these two sets of figures we have made the determination that our raw material supply will be able to support our proposed increase in production.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Sincerely,

  China Growth Corporation

  By: /s/ Mingzhuo Tan
  Mingzhuo Tan
  Chief Executive Officer